

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 15, 2008

Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

      Re: Powerwave Technologies, Inc.
          Form 10-K for Fiscal Year Ended December 30, 2007
          Filed February 28, 2008
          File No. 000-21507

Dear Mr. Michaels:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director